CORPORACION DURANGO
2001 Third Quarter Results


Durango, Mexico, Oct. 31 2001.   Corporacion Durango,
S.A. de C.V., (DGO) the largest integrated paper producer in Latin America, today announced its results for the third quarter ended September 30, 2001 and accumulated nine months of 2001. Figures were prepared in accordance with generally accepted accounting principles in Mexico, restated in constant Mexican Pesos and converted into U.S. Dollars using the exchange rate of each respective period.


BUSINESS ENVIRONMENT

Weak global economic conditions throughout the quarter, in addition to the uncertainly created by the events of September 11, as well as a strong peso and higher energy costs, negatively affected our third quarter results. Each of our businesses was hurt by a drop in demand and pricing.


Positives

Sequential EBITDA of 3Q01 equal to
2Q01, and slightly better than 1Q01

Strong EBITDA of US$ 46.5 million

Strong EBITDA Margin of 19%

Cost of Sales decreased 22%

Personnel reduction of 1840 people,
or 16% of total payroll

Unit production cost decreased 8%

SG&A expense decreased 13%

Successful exchange offer (Sep. 5)

Positive intercompany merger

Higher financial flexibility

Access to significant NOL's

Efficient use of WC and financial
discipline


Negatives

Expensive market-related downtime

Shipments declined 15%

Mix Price declined 8%

Net sales declined 22%

EBITDA declined 17%

NOTE - Shipments and sales comparison were negatively impacted by 5% from divestures


Outlook

Expected EBITDA for 4Q01 similar to  3Q01

Expected EBITDA for 2002 better than 2001

Improved cost structure and asset base 2002




Third Quarter 2001



Shipments

Volume was the key largest single factor affecting our performance during this quarter. Mexico's GDP dramatically dropped to 0.0% in the third quarter of 2001 from a GDP growth of 7.0% of the third quarter 2000. The company's largest market, the Mexican export sector, including maquiladoras, decreased its activity by around 35% year over year, and its domestic customers' activity declined by approximately 10%, which resulted in an expensive market-related downtime to match demand. As a result, the company's overall operating rate fell to a very modest 73% in the third quarter of 2001 from 85% in the third quarter 2000.

The Company's total shipments decreased 15% quarter over quarter and 11% when discount the volume corresponding to assets was divested.


Shipments (000 S/T)	3Q01	3Q00	Change	  %

Paper Shipments 	230	231	-1	Flat
Packaging Shipments 	155	197	-42	-21%
Wood Products 		11	40	-29	-73%*
Total Shipments 	396	468	-72	-15%
(-) Asset Divestures	 -	21	-21	  -
Proforma Shipments	396	447	-51	-11%

* The largest wood product plant has been idle since January 2001, and it will start up in January 2002 following a modernization program in line with our status as the industry's lowest cost.



Pricing

In a dramatic business environment, industry prices suffered and dropped an average of 10.5%, and in Durango they fell 8% quarter over quarter.


Mix Price ($US/Ton)	3Q01	3Q00	  %

GID			574	573	Flat
Pipsamex		623	697	-11%
DPC			694	794	-13%
Total			605	658	-8%



Net Sales

Total net sales decreased 22% to US$239.4 million for the third quarter of 2001 from US$308.0 million for the third quarter of 2000, and 15% in the same period when discounting sales of divested assets. Sales were affected by 15% lower shipments and 8% lower prices.


Net Sales ($US million)		3Q01	3Q00	  %

GID				131.5	159.2	-17%
Pipsamex			62.3	83.0	-25%
DPC				50.0	81.0	-38%
Eliminations			(4.4)	(15.2)	-
Total Sales			239.4	308.0	-22%
(-) Sales of Divestures		-	25.8	-
Proforma Sales			239.4	282.2	-15%


Net sales from the paper segment decreased 12% to US$132.5 million for the third quarter of 2001 from US$151.0 million for the third quarter of 2000. The paper shipments remained flat to 230 thousand short tons for the third quarter of 2001 from 231 thousand short tons for the third quarter of 2000. The average paper unitary price decreased 12%.

Net sales from the packaging segment decreased 13% on a proforma basis when discounting sales by US$25.8 million from the divested assets. Also, due to this effect, our net sales decreased 29% to US$101.4 million for the third quarter of 2001 from US$142.2 million for the third quarter of 2000. This decrease was due to a 21% decrease in shipments to 155 thousand short tons for the third quarter of 2001 from 197 thousand short tons for the third quarter of 2000. The packaging average unitary price decreased 9%, affected mainly by the reduction in sales from the converting assets, where the proforma prices practically remain flat.



Cost of Sales

The unitary cost of sales decreased 8% to US$493 for the third quarter of 2001 from US$ 535 for the third quarter of 2000. Cost of sales decreased 22% to US$195.3 million for the third quarter of 2001 from US$250.4 million for the third quarter of 2000. This decrease was primarily due to a 15% decrease in shipments and 8% decrease of the mentioned unitary cost of sales.

Recycled fiber (OCC and ONP) decreased 28% in real terms to US$99 per short tons from US$138 per short tons, which accounts for 28% of our total raw material cost. Energy and labor costs increased by 7%, which accounts for approximately 30% of the cost of goods sold.



Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 13% to US$16.2 million for the third quarter of 2001 from US$18.6 million for the third quarter of 2000, essentially due to a cost reduction policy.



EBITDA

In order to be consistent with our Senior Notes Indenture as of this quarter, the term EBITDA is defined as Consolidated Net Income plus consolidated interest expense, income and assets taxes, depreciation and amortization expenses and all other non-cash items reducing Consolidated Net Income, less all non-cash items increasing
Consolidated Net Income; or alternatively, EBITDA is equal to: operating income plus depreciation and amortization plus interest income plus other cash income less other cash expenses. All previous or subsequent references must be calculated according to either definition.

EBITDA decreased 17% to US$46.5 million for the third quarter of 2001 from US$55.8 million for the third quarter of 2000. The most significant effect was due to a decrease of 15% of shipments during the period. Such effect was mitigated by our low cost production. EBITDA as a percentage of net sales was 19% for the third quarter of 2001 compared to 18% for the same period in 2000.


EBITDA ($US million)	3Q01	Margin	3Q00	Margin

GID			36.0	27%	40.7	26%
Pipsamex		7.0	11%	8.2	10%
DPC			3.8	8%	7.0	9%
Eliminations		(0.3)	 -	(0.1)	 -
Total			46.5	19%	55.8	18%



Financing Cost

Financing cost was an expense of US$49.7million for the third quarter of 2001 compared to an income of US$24.4 million for the same period in 2000. This expense can be broken down as follows:

(1)	Interest expense increased 1% to US$25.8 million for the third quarter of 2001 from  US$25.5 million for the third quarter of 2000.

(2)	Interest income decreased 53% to US$1.3 million for the third quarter of 2001 from US$2.9 million for the third quarter of 2000.

(3)	Foreign exchange results were reported as a loss of US$33.4
        million for the third quarter 2001 as compared to a gain of US$27.8 million for the third quarter 2000. This foreign exchange difference resulted from a higher depreciation of the Peso (to 9.51 from 9.07) in the third quarter of 2001 when compared to an appreciation of the Peso (to 9.45 from 9.82) in the third quarter of 2000.

(4)	Gain from monetary position decreased by 58% to US$8.1 million for the third quarter of 2001 from US$19.3 million for the third quarter of 2000. This decrease reflected a lower inflation rate.



Provisions for Employee Profit Sharing and Income and Asset Taxes Net of Tax Loss Carry Forwards

Provisions for employee profit sharing and income and asset taxes net of tax loss carry forwards decreased 61% to US$4.8 million for the third quarter of 2001 from US$12.3million for the third quarter of 2000. This was primarily due to a decrease in the Company's taxable income.



Net Income

Net loss was US45.5 million for the third quarter of 2001 compared with a net income of US$81.9 million for the third quarter of 2000. Such loss was derived from a lower EBIT and a higher depreciation of the Peso in the period, which generated a higher exchange rate loss. In addition an extraordinary expense related to severance costs for the Atenquique mill and the Chihuahua plywood plant impacted results by US$18.6 million. In addition a US$14.7 million loss in the Durango-Georgia asset sale affected the results, accounted for under non-cash items.



Liquidity and Capital Resources

Sources and Uses of Cash:

As of September 30, 2001, the Company had cash and cash equivalents of US$37.9 million. Net resources generated from income were US$40.7 million in 2001. Accounts receivable decreased US$23.0 million, a decrease in inventory of US$64.7 million and a decrease in accounts payable of US$82.6 million. Accounting resources generated by operating activities were US$43.6 million after paying taxes, financial costs and accounting for changes in net working capital.


CAPEX


The amount of CAPEX for the first nine months of 2001 was US$36.9 million, from which our suppliers provided financing of US$5 million. In this period we registered a write down of US$14.7 million due to the converting asset sale.

Cash CAPEX ($US million)    9M 2001	FY 2001e

GID			     16.0	  21.0
Pipsamex		     8.1          9.0
DPC	 		     7.8	  8.0
Total	                     31.9	  38.0



Debt Maturity Profile

As of September 30, 2001 our debt was US$790.7 million as follows:

Year	        2001	2002	2003	2004	2005	2006	2007	2008	2009     TOTAL
-US$-           15.2    *82.3	194.1	96.2	31.4	317.9	21.3	24.0	7.9      790.7
Million

* US$46 million of bank loans have a roll-over clause.


Of the total Company's indebtedness, 60% is subject at a fixed interest rate and the remaining 40% is subject to a variable interest rate. As of today debt-weighted average cost is 10.7%.



Merger GIDUSA  CODUSA

Summary

On October 8, 2001 the GIDUSA Shareholders meeting approved the merger of Corporacion Durango with and into Grupo Industrial Durango, the surviving entity. Pipsa-Mex and DPC become fully-owned subsidiaries of GIDUSA. For all financial, tax and accounting effects since October 8 the merger is considered completed. Moreover Grupo
Industrial Durango will be renamed   "Corporacion Durango".


Transaction Rationale

GIDUSA concentrates majority of debt at holding company level, with 21% at the Subsidiary level.

Pipsa-Mex's NOLs would be incorporated into GID's tax consolidation.

Provides higher financial flexibility to the Company.

Financial, operational, and administrative simplification.

GIDUSA becomes a larger NAFTA company.

As a larger public entity, the company gains greater critical mass.


Merger Terms

The valuation of the two entities was based in a 5.1x estimated EBITDA of each company, which represented for GIDUSA 57% and for CODUSA 43% of the merger. After such transaction the majority shareholders owns
93% of the company. The outstanding number of shares after the merger is 94,072,122.



First Nine Months Summary

Paper shipments decreased 11% to 667 thousand short tons for the first nine months of 2001 from 752 thousand short tons for the first nine months of 2000. Packaging shipments decreased 12% to 505 thousand short tons for the first nine months of 2001 from 577 thousand short tons for the first nine months of 2000. Total shipments decreased 16% to 1'212 thousand short tons for the first nine months of 2001 from 1'449 thousand short tons for the first nine months of 2000. Net sales decreased 14% to US$ 773.7 million for the first nine months of 2001 from US$899.2 million for the first nine months of 2000. Operating income decreased 18% to US$87.4 million for the first nine months of 2001 from US$106.0 million for the first nine months of 2000. EBITDA decreased
12% to US$138.0 million for the first nine months of 2001 from US$157.4 million for the first nine months of 2000. Net income decreased to US$
38.4 million for the first nine months of 2001 from US$146.0 million for the first nine months of 2000.



CEO's Statement

"During the first nine months of the year, the economies of Mexico and the U.S. experienced negative growth. Despite this, CODUSA's EBITDA only declined by 17%. However our effective plan to maintain our low costs allows us to increase our EBITDA margin to 19%. During the next months the industry will continue experiencing weak demand and price pressure. We are one of the few Mexican companies that refinanced its debt before the tragic events of September 11, successfully concluding Corporacion Durango's exchange offer. We are confident about full year 2001, due to our successfully concluded refinancing program, our investment program in our plants, and thus, our cash flow should improve going forward" said Miguel Rincon CEO.



Corporacion Durango Highlights



Concept				3Q/01	3Q/00	2Q/01	9M/01	9M/00

Total Shipments ('000 S/T)	396	468	389	1'212	1'449
Net Sales ($Million)  		239.4	308.0	261.8	773.7	899.2
Operating Income ($Million)  	27.8	39.4	30.4	87.4	106.0
EBITDA ($Million)  		46.5	55.8	46.4	138.0	157.4
EBITDA Margin			19%	18%	18%	18%	18%
Net Income ($Million)  		(45.5)	81.9	44.1	38.4	146.0
Interest Coverage Ratio(1)	2.0x	2.2x	1.8x	1.8x	2.2x


(1)	Interest Coverage Ratio means the ration of Consolidated EBITDA to Consolidated Interest Expense.

(1a)	Consolidated EBITDA means Consolidated Net Income plus
        consolidated interest expense, income and assets taxes, depreciation and amortization expenses and all other non-cash items reducing Consolidated Net Income, less all non-cash items increasing Consolidated Net Income; or EBITDA is equal to: operating income plus depreciation and amortization plus interest income plus other income less other expenses. All previous or subsequentreferences must be calculated according either definition.

(1b) Consolidated Interest Expense is the amount of interest respect of indebtedness excluding any premium, fees and expenses and any amortization thereof in connection with the indebtedness.




Contacts

Corporacion Durango, S.A. de C.V.

Mayela R. Velasco
+52 (1) 829 1008
mrinconv@corpdgo.com.mx

Arturo Diaz Medina
+52 (1) 829 1015
adiaz@corpdgo.com.mx


Thomson Financial / Carson

Alex Cancio
(212) 701 1973
alex.cancio@tfn.com

Richard Huber
(212) 701-1830
richard.huber@tfn.com





CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND SEPTEMBER 30, 2001 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2001
(Stated in thousands of Pesos and Dollars)


								                                          US$ DLLS.
					         	        December 31,	   September 30,	September 30,
						                    2000	        2001		     2001
						                 (Audited)	    (Unaudited)		 (Unaudited)
	   ASSETS
CURRENT ASSETS:
	Cash and cash equivalents ...........................$	   749,654 	 $	360,372		     37,895
	Accounts receivable, net ............................    2,069,349            1,831,288		    192,569
	Affiliated companies ................................	     7,003 		 44,102 	      4,638
	Taxes recoverable and other assets ..................       41,062 		 25,829 	      2,716
	Inventories, net .................................... 	 2,271,197 	      1,655,585 	    174,093
	Prepaids ............................................  	    12,703 		 11,798 	      1,241
	          Total current assets ...................... 	 5,150,968 	      3,928,974 	    413,150
PROPERTY, PLANT AND EQUIPMENT, net ..........................   16,269,960 	     15,522,360 	  1,632,249
OTHER ASSETS, net ...........................................      513,686 	 	624,540 	     65,673
	          Total  assets .............................$	21,934,614 	 $   20,075,874		  2,111,072
	   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
	Bank loans and current portion of long-term debt .... 	   796,134	        147,937	 	     15,556
	Interest payable .................................... 	   358,603		196,852		     20,700
	Trade accounts payable ..............................    1,549,711	      1,091,214		    114,746
	Notes payable ....................................... 	    27,101 		 37,051		      3,896
	Affiliated companies ................................ 	        17 		     31 		  3
	Accrued liabilities and other payables............... 	   607,204		435,731		     45,819
	Employee profit-sharing ............................. 	     7,488		  4,047		        426
	          Total  current liabilities ................    3,346,258	      1,912,863		    201,147
LONG-TERM DEBT .............................................. 	 7,066,903	      7,371,829		    775,182
NOTES PAYABLE ............................................... 	    45,407 	 	 98,874 	     10,397
OTHER LIABILITIES ........................................... 	    60,413 	 	 14,967 	      1,574
DEFERRED TAXES............................................... 	 3,100,101 	      3,156,373 	    331,907
LIABILITY FOR EMPLOYEE BENEFITS.............................. 	   225,610 		234,480 	     24,657
DEFERRED CREDITS............................................. 	   508,932 	 	108,680 	     11,428
	          Total long term liabilities ............... 	11,007,366 	     10,985,203 	  1,155,146
	          Total  liabilities ........................ 	14,353,624 	     12,898,066 	  1,356,292
STOCKHOLDERS' EQUITY:
	Majority interest ...................................	 6,143,163 	      5,893,397             619,718
	Minority interest ................................... 	 1,437,827 	      1,284,411 	    135,062
	          Total stockholders' equity ................ 	 7,580,990 	      7,177,808 	    754,780
	          Total liabilities and stockholders' equity $	21,934,614 	  $  20,075,874 	  2,111,072

<F1>
Exchange rate: $ 9.5098 per Dollar




"CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES"
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
"AS OF SEPTEMBER 30, 2001"
(Stated in thousands of Pesos and Dollars)

												             *
								Full Year	      Acum.Sep		  Acum.Sep
								  2000		        2001	    	  US$ 2001
								(Audited)	     (Unaudited)
OPERATING ACTIVITIES:
Net income (loss) .......................................... $	1,647,120         $	363,401		    38,213
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization .......................	  522,608 	        333,014 	    35,018
       Provision for employee benefits ..................... 	   30,233 		 16,580 	     1,743
       Amortization of negative goodwill ...................   (1,357,273)	       (446,030)	   (46,902)
       Amortization of Financial Comissions ................ 	   24,563 		 47,161 	     4,959
       Provision for deferred taxes ........................	  355,434 		 43,942 	     4,621
       Other................................................	   36,740 		 28,986 	     3,048
       Total items which do not require cash................ 	 (387,695)		 23,653 	     2,487
	Net resources generated from income ................ 	1,259,425 	 	387,054 	    40,701
    Changes in operating assets and liabilities:
	  Decrease (Increase) in inventories ............... 	  (62,530)		615,612 	    64,734
	  Decrease (Increase) in current assets ............ 	  (12,290)		(20,961)	    (2,204)
	  Decrease (increase) in account receivables, net .. 	  171,385 		218,544 	    22,981
	  (Decrease) increase in other accounts payable and
	    accrued expenses ...............................      (45,796)	       (785,198)	   (82,567)
	Resources generated by operating activities ........ 	1,310,194		415,051 	    43,645
FINANCING ACTIVITIES:
       Bank loans .......................................... 	 (267,951)	       (409,895)	   (43,102)
       Increase in capital .................................	2,021,462		      0 		 0
       Additional paid in capital ..........................	        0 		      0 		 0
	Net resources generated from financing activities .. 	1,753,511	       (409,895)	   (43,102)
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...........   (1,030,475)	       (210,933)	   (22,181)
       Acquisition of new subsidiaries .....................   (2,021,462)		      0 		 0
       Increase in deferred assets .........................	 (116,012)	       (183,505)	   (19,296)
       Minority interest ....................................	 	0 		      0 		 0
	Net resources applied to investing activities .......  (3,167,949)	       (394,438)	   (41,477)
INCREASE IN CASH AND CASH EQUIVALENTS ....................... 	 (104,244)	       (389,282)	   (40,935)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD.........	  853,898 	        749,654 	    78,830
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ................$	  749,654 	   $	360,372      US$    37,895

<F1>
* The exchange rate of 9.5098 was used for translation purposes.




"CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES"
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
"AS OF SEPTEMBER 30, 2001"



				                                 Thousands of Pesos		     Thousands of Dollars
			                             	         3Q	        3Q		       3Q	    3Q
				                               2000            2001	   Var	      2000	   2001		 Var
				                             (Audited)	    (Unaudited)		    (Audited)  (Unaudited)
NET SALES ................................................ $  3,052,770     $ 2,276,251    -25%	     308,029	  239,358	-22%
COST OF SALES ............................................    2,478,819       1,857,246    -25%	     250,431	  195,299	-22%
     Gross profit.........................................  	573,951 	419,005    -27%	      57,598 	   44,059 	-24%

     Selling and Administrative expenses .................      184,549 	154,286    -16%	      18,561 	   16,224 	-13%
     Operating income .................................... 	389,402 	264,719    -32%	      39,037 	   27,835 	-29%
FINANCIAL EXPENSE:
Interest expense ......................................... 	254,925 	245,086     -4%	      25,525 	   25,772 	  1%
Interest income .......................................... 	(28,741)	(12,820)   -55%	      (2,881)	   (1,347)	-53%
Exchange (gain) loss, net ................................     (278,235)	317,789     N/A	     (27,754)	   33,417 	 N/A
Gain on monetary position ................................     (192,760)	(77,152)   -60%	     (19,331)	   (8,113)	-58%
	Total financial expense ..........................     (244,811)	472,903     N/A	     (24,441)	   49,729 	 N/A
OTHER INCOME (EXPENSES):
Other income (expense), net ..............................  	248,599 	 41,702    -83%	      25,615 	    4,386 	-83%
	Total other income (expense) .....................  	248,599 	 41,702    -83%	      25,615 	    4,386 	-83%
	Income (loss) before income and asset taxes ......  	882,812        (166,482)    N/A	      89,093 	  (17,508)	 N/A
Provisions for income and asset taxes .................... 	123,304 	 45,441    -63%	      12,317 	    4,779 	-61%
Provision for deferred income taxes ...................... 	(51,373)	(96,469)    88%	      (5,110)	  (10,144)	 99%
	Net income after taxes ........................... 	810,881        (115,454)    N/A	      81,886 	  (12,143)	 N/A
Special items ............................................ 	      0 	317,204     N/A		   0 	   33,356 	 N/A
NET INCOME................................................ $	810,881     $  (432,658)    N/A	      81,886 	  (45,499)	 N/A

  MAJORITY................................................  	614,922        (321,413)    N/A	      62,207	  (33,800)	 N/A
  MINORITY................................................ 	195,959        (111,245)    N/A	      19,679 	  (11,699)	 N/A
			                                   $	810,881     $  (432,658)    N/A	      81,886	  (45,499)	 N/A



"CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES"
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
"AS OF SEPTEMBER 30, 2001"


				                                 Thousands of Pesos		       Thousands of Dollars
				                                 Ac		 Ac			 Ac	    Ac
				                                2000		2001	     Var        2000	   2001		Var
				                              (Audited)	     (Unaudited)	     (Audited)	(Unaudited)
NET SALES ................................................ $  8,979,009     $  7,340,171    -18%      899,197     773,709 	-14%
COST OF SALES ............................................    7,354,672        6,033,053    -18%      738,899	  635,744 	-14%
     Gross profit.........................................    1,624,337        1,307,118    -20%      160,298 	  137,965 	-14%

     Selling and Administrative expenses .................      545,678 	 479,806    -12%       54,253	   50,590 	 -7%
     Operating income ....................................    1,078,659 	 827,312    -23%      106,045	   87,375 	-18%
FINANCIAL EXPENSE:
Interest expense ......................................... 	754,065 	 767,375      2%       74,407 	   80,984 	  9%
Interest income .......................................... 	(87,977)	 (54,709)   -38%       (8,751)	   (5,792)	-34%
Exchange (gain) loss, net ................................      (26,562)	 (55,220)   108%       (4,637)	   (6,849)	 48%
Gain on monetary position ................................     (515,066)	(233,948)   -55%      (50,631)	  (24,645)	-51%
	Total financial expense ..........................      124,460 	 423,498    240%       10,388 	   43,698  	321%
OTHER INCOME (EXPENSES):
Other income (expense), net ..............................    1,073,587 	 528,964    -51%      111,242 	   55,592 	-50%
	Total other income (expense) .....................    1,073,587 	 528,964    -51%      111,242 	   55,592 	-50%
	Income (loss) before income and asset taxes ......    2,027,786 	 932,778    -54%      206,899 	   99,269 	-52%
Provisions for income and asset taxes ....................      253,851 	 208,231    -18%       25,121 	   22,119 	-12%
Provision for deferred income taxes ......................      378,282 	  43,942    -88%       35,745 	    5,407 	85%
	Net income after taxes ...........................    1,395,653 	 680,605    -51%      146,033 	   71,743 	51%
Special items ............................................	      0 	 317,204     N/A	    0 	   33,356 	N/A
NET INCOME................................................ $  1,395,653      $	 363,401    -74%      146,033 	   38,387 	-74%

  MAJORITY.................................................   1,234,671 	 288,238    -77%      130,508 	   30,118 	-77%
  MINORITY.................................................	160,982 	  75,163    -53%       15,525 	    8,269 	-47%
                                    			   $  1,395,653      $	 363,401    -74%      146,033 	   38,387 	-74%



"CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES"
BASES FOR CALCULATION FOR EBITDA AND COVERAGE
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
"AS OF SEPTEMBER 30, 2001"
(Stated in thousands of Dollars)


		                                                Thousands of Dollars		     Thousands of Dollars
		                                                   3Q		 3Q			Ac	     Ac
		                                                  2000		2001	     Var       2000	    2001	Var
		                                                (Audited)    (Unaudited)	     (Audited)	 (Unaudited)
Operating income ..........................................$	  39,037     $	  27,835    -29%   $  106,045 	$   87,375      -18%
Depreciation, amortization and other virtuals ............. 	  13,012 	  12,937     -1%       40,921 	    38,915 	 -5%
Interest income ........................................... 	   2,881 	   1,347    -53%	8,751 	     5,792 	-34%
Other income (expense), net ...............................	     873 	   4,386    402%	1,695 	     5,961 	252%
EBITDA.....................................................	  55,803 	  46,505    -17%      157,412 	   138,043 	-12%

Interest expense ..........................................	  25,525 	  25,772      1%       74,407 	    80,984 	  9%
Amortization of Financial Comissions ......................	     544 	   2,348    332%	1,588 	     4,959 	212%
Consolidated interest expense .............................	  24,981 	  23,424     -6%       72,819 	    76,025 	  4%
Coverage (EBITDA/consolidated interest expense)............	     2.2	     2.0		  2.2	       1.8